Filed by Stable Road Acquisition Corp. pursuant to Rule 425

under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Stable Road Acquisition Corp. (File No. 001-39128)

Stable Road Reminds Stockholders to Vote in Favor of Business Combination with Momentus

•	Special Meeting is scheduled for August 11, 2021 at 10:00 a.m. Eastern Time.
•	Stockholders who held Stable Road shares as of the close of business on July 7, 2021, the record date for the Special Meeting, are encouraged to vote as soon as possible.
•	Voting Centers are open over the weekend. If you need assistance voting your shares, please contact Stable Road’s proxy solicitor Morrow Sodali LLC at (800) 662-5200 or +1 (289) 695-3075 or by e-mail to SRAC.info@investor.morrowsodali.com.

VENICE, Calif.--(BUSINESS WIRE)--Stable Road Acquisition Corp. (NASDAQ: SRAC, SRACU, and SRACW) (“Stable Road” or the “Company”) reminds its stockholders to vote in favor of the previously announced business combination (the “Business Combination Proposal”) with Momentus Inc. (“Momentus”). The special meeting to approve the Business Combination Proposal and other related proposals (the “Special Meeting”) is scheduled to be held on August 11, 2021 at 10:00 a.m. Eastern Time. Stockholders are encouraged to submit their vote as soon as possible (and no later than August 10) to ensure it is counted at the Special Meeting.

To protect the health of Stable Road stockholders and the community, the Special Meeting will be virtually conducted via live audio webcast. Participants will be able to attend the Special Meeting by visiting https://www.cstproxy.com/stableroadacquisitioncorp/2021 and inserting the control number included in your proxy card. Online check-in for the Special Meeting will begin at 9:00 a.m. E.T. and participants should allow ample time for the check-in procedures.

If the Business Combination Proposal and related proposals are not approved, Stable Road will be unable to consummate the proposed business combination with Momentus and, in accordance with Stable Road’s charter, Stable Road will be required to dissolve and liquidate the trust account by returning the then-remaining funds in such account to stockholders.

Stable Road requests that all stockholders who held Stable Road shares as of the close of business on July 7, 2021 (the “Record Date”) vote as soon as possible (and no later than August 10), regardless of whether such stockholders subsequently sold their shares and do not own such shares as of the date they cast their vote. Every stockholder’s vote is important, regardless of the number of shares the stockholder holds.

Please note that if your shares are held at a brokerage firm or bank, your broker will not vote your shares for you. You must contact your bank or broker to cast your vote, and you should do so as promptly as possible as your brokerage firm or bank may require you to act more quickly prior to the reconvened meeting.

Stockholders should be sure to check their spam filters and email for the term “Stable Road” to ensure they can locate their voting instructions for the Special Meeting.

If you need assistance voting your shares, please contact Stable Road’s proxy solicitor Morrow Sodali LLC at (800) 662-5200 or +1 (289) 695-3075 or by email to SRAC.info@investor.morrowsodali.com.

Additional Information and Where to Find It

In connection with the proposed transaction contemplated by the merger agreement between Stable Road and Momentus (the “Proposed Transaction”), Stable Road filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 (the “Registration Statement”) that includes a proxy statement of Stable Road, a consent solicitation statement of Momentus and prospectus of Stable Road, and each party will file other documents with the SEC regarding the Proposed Transaction. The Registration Statement was declared effective by the SEC on July 22, 2021 and the definitive proxy statement/consent solicitation statement/prospectus has been filed with the SEC and mailed to Stable Road’s stockholders as of the record date for the special meeting of stockholders to vote on the Proposed Transaction. STABLE ROAD’S STOCKHOLDERS AND OTHER INTERESTED PERSONS ARE ADVISED TO READ THE REGISTRATION STATEMENT AND THE DEFINITIVE PROXY STATEMENT/CONSENT SOLICITATION STATEMENT/PROSPECTUS WHICH FORMS A PART OF THE REGISTRATION STATEMENT, AS WELL AS ANY AMENDMENTS THERETO, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Stable Road’s stockholders may also obtain copies of the proxy statement/consent solicitation statement/prospectus, and all other relevant documents filed or that will be filed with the SEC in connection with the Proposed Transaction, without charge, once available, at the SEC’s website at http://www.sec.gov or by directing a request to: Stable Road Capital LLC, James Norris, CPA, Chief Financial Officer, 1345 Abbot Kinney Blvd., Venice, CA 90291; Tel: 310-956-4919; james@stableroadcapital.com.

Participants in the Solicitation

Stable Road, Momentus and certain of their respective directors, executive officers and other members of management and employees may be deemed participants in the solicitation of proxies of Stable Road’s stockholders in connection with the Proposed Transaction. STABLE ROAD’S STOCKHOLDERS AND OTHER INTERESTED PERSONS MAY OBTAIN, WITHOUT CHARGE, MORE DETAILED INFORMATION REGARDING THE DIRECTORS AND OFFICERS OF STABLE ROAD IN ITS ANNUAL REPORT ON FORM 10-K/A FOR THE FISCAL YEAR ENDED DECEMBER 31, 2020, WHICH WAS FILED WITH THE SEC ON JUNE 10, 2021. INFORMATION REGARDING THE PERSONS WHO MAY, UNDER SEC RULES, BE DEEMED PARTICIPANTS IN THE SOLICITATION OF PROXIES TO STABLE ROAD’S STOCKHOLDERS IN CONNECTION WITH THE PROPOSED TRANSACTION AND OTHER MATTERS TO BE VOTED AT THE PROPOSED TRANSACTION SPECIAL MEETING ARE SET FORTH IN THE DEFINITIVE PROXY STATEMENT/CONSENT SOLICITATION STATEMENT/PROSPECTUS. Additional information regarding the interests of participants in the solicitation of proxies in connection with the Proposed Transaction is included in the Registration Statement that Stable Road has filed with the SEC.

No Offer or Solicitation

This press release is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the Proposed Transaction or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.